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BERITA CAPITAL CORPORATION

#200-245 East Liberty Street, Reno, Nevada, 89501, USA

Phone: 1-888-597-8899

September 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington DC  20549-7010

Attention:             Russel Mancuso,  Legal Branch Chief

Re:      Berita Capital Corporation (the “Company”)

Request to Withdraw Registration Statement on Form S-1 (RW)

            File Number 333-159209

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-159209), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2009.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Company is withdrawing the Registration Statement as current management is reevaluating the Company’s future and financing options.  The Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this matter, please contact me at 1-888-597-8899.

Yours truly,

BERITA CAPITAL CORPORATION

/s/ Dudley Delapenha

President